September 14, 2005

Ms. Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-7010

Re: File No. 0-09120,
SEC comment letter dated 08/31/05

Dear Ms. Davis:

We have reviewed your comments received by fax on August 31, 2005, which are included below in bold type. Our response follows your question. Please advise us if our response does not satisfy the inquiry.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note A -- Summary of Significant Accounting Policies, page F-7
Oil and Gas Properties, page F-7

1.   We have reviewed your response to prior comment number 11 included in our letter dated July 12, 2005 and comment one included in our letter dated August 4, 2005. Please expand your policy disclosure to incorporate the information provided in these responses. In this regard, clearly explain the manner by which you utilize the 3-D seismic data, the criteria used to determine if these costs represent development versus exploration costs and how you account for these costs.

Response:
We have added the relevant data to our disclosure in Note A. The attached draft of Note A incorporates our revised language. The additions are both underlined and set out in red.

Pending your review of this response, we stand ready to amend our Form 10-K for the year ended December 31, 2004, for the issues discussed in our responses to each of your comment letters.

Sincerely,

/s/ P. Mark Stark
P. Mark Stark
Vice President and Chief
Financial Officer

Attachment: Proposed revisions to selected sections of the Company's Form 10-K for the year ended December 31, 2004.

cc: Ms. Regina Balderas

Attachment A
THE EXPLORATION COMPANY
Notes to Audited Consolidated Financial Statements
Years Ended December 31, 2004, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations: The Exploration Company of Delaware, Inc., d.b.a. The Exploration Company ("TXCO" or "Company") is an independent energy company engaged in the acquisition, exploration, development and production of oil and gas properties. The Company's primary focus is on developing oil and gas reserves on properties located in Texas. The Company also owns properties in South Dakota, North Dakota and Montana.

Consolidation: The financial statements include the accounts of the Company and its majority-owned subsidiaries. The subsidiaries own and operate a gas gathering system that is utilized by the Company for delivery of natural gas from its Texas properties, as well as the delivery of natural gas produced by third parties. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition: The Company recognizes oil and gas revenue from its interest in producing wells as the oil and gas is sold to third parties. Gas gathering operations revenues are recognized upon delivery of the product to third parties.

Reclassifications: Certain amounts for 2003 and 2002 have been reclassified to conform to the 2004 presentation.

Cash and Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash and equivalents.

Accounts Receivable: Accounts receivable are reported at outstanding principal net of an allowance for doubtful accounts of approximately $27,000 at December 31, 2004, 2003 and 2002. The Company normally does not charge interest on accounts receivable. The allowance for doubtful accounts is generally determined based on the Company's historical losses, as well as a review of specific accounts. Accounts are charged off when collection efforts have failed and the account is deemed uncollectible.

Oil and Gas Properties: The Company uses the successful efforts method of accounting for its oil and gas activities. Costs to acquire mineral interests, developmental 3-D seismic costs, development wells, and costs to drill and equip exploratory wells that find proved reserves are capitalized. Costs, net of salvage value, for exploratory wells that do not find proved reserves, geological and geophysical costs, 2-D seismic costs, and costs of carrying and retaining unproved properties are expensed as incurred.

Management considers 3-D seismic shoots over the proved area of an oil or gas reservoir as developmental in nature. The Company uses its 3-D seismic database when selecting drilling sites, assessing recompletion opportunities, determining the cause when performance of a producing property is not as expected, as well as qualifying reservoir size and determining probable extensions and/or drainage areas for existing fields. The Company amortizes the cost of its capitalized developmental 3-D seismic shoots over a 60-month period.

Any well not drilled within the proved area of an oil or gas reservoir targeting a known productive depth is considered exploratory. Costs for exploratory wells in-progress are capitalized until a determination is made that no proven reserves are likely to be realized from the well's various potential intervals. If the determination is made that no proven reserves are likely to be realized from a target interval, the costs associated with that target interval are expensed. Costs associated with wells having several potential intervals remain capitalized until the determination of proven reserves is made for the final interval. Costs attributed to lower zones may be written off while upper zones remain in-progress due to planned re-completion efforts.

Depreciation, depletion and amortization ("DD&A") of oil and gas properties is computed using the unit-of-production method based upon recoverable reserves as determined by the Company's independent reservoir engineers. Depletion of coalbed methane properties begins following the dewatering phase of each coalbed methane project. Oil and gas properties are periodically assessed for impairment. If the unamortized capitalized costs of proved properties are in excess of the undiscounted future cash flows before income taxes, the property is impaired. Future cash flows are determined based on management's best estimate and may consider changes in prices for the product as considered most likely to occur in future periods. Unproved properties are also evaluated periodically and, if the unamortized cost is in excess of estimated fair value, impairment is recognized.

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